

July 16, 2013

Via E-mail
J. Allen Berryman
Chief Financial Officer, Secretary,
Treasurer and Principal Financial Officer
Stewart Information Services Corporation
1980 Post Oak Blvd.
Houston, Texas 77056

Re: **Stewart Information Services Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2012
      Filed March 6, 2013
      File No. 001-02658

Dear Mr. Berryman:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days or advise us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates
Agency revenues, page 15

1.   You disclose that differences between the amounts your agencies have subsequently reported to you compared to your estimated accruals are substantially offset by any differences arising from prior years' accruals and have been immaterial to consolidated assets and stockholders' equity during each of the three prior years. Please provide us proposed disclosure to be included in future periodic reports to discuss and quantify any material changes in prior years' estimates that are material to net income or loss.

Quantitative and Qualitative Disclosures About Market Risk, page 27

2.   You invest in foreign debt securities and you have international operations. Please provide us proposed disclosure to be included in future periodic reports that provides quantitative and qualitative disclosure regarding any foreign currency exchange rate risk required by Rule 305 of Regulation S-K.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

3.   Please tell us why you add cash and cash equivalents to cash and cash equivalents –
        statutory reserve funds to arrive at a sub-total on the consolidated balance sheets, and
        how your use of the sub-total as a basis for the consolidated statements of cash flows
        complies with GAAP when, based on disclosure in Note 2, cash and cash equivalents –
        statutory reserve funds appear to be restricted.

Notes to Consolidated Financial Statements

Note 3 Dividend restrictions, page F-11

4.   Please provide us proposed disclosure to be included in future periodic reports to address
        the following:

        •   You disclose "surplus as regards policyholders for Guaranty" as of each balance sheet
            date. Please revise to disclose the amount of statutory capital and surplus as of each
            balance sheet date. Refer to ASC 944-505-50-1a.
        •   Disclose the amount of statutory capital and surplus necessary to satisfy regulatory
            requirements, if significant in relation to actual statutory capital and surplus, as
            required under ASC 944-505-50-1b. If not significant, please clarify in the
            disclosure.
        •   Disclose the amount of retained earnings or net income that is restricted or free of
            restrictions for payment of dividends by Stewart Information Services to its
            stockholders as required by Rule 4-08(e)(1) of Regulation S-X.
        •   Provide the disclosures required under ASC 944-505-50-2 through 50-6, as
            applicable.

Note 11 Estimated title losses, page F-20

5.   To assist us in understanding the total provision for title losses each year and the change
        in your total estimated title loss liability, please provide us the following information:

        •   Tell us, separately for 2012, 2011 and 2010, the amount of large title losses including
            defalcations, net of recoveries included in a) the current year and b) previous policy
            years' provisions.
        •   Tell us the specific line item(s) in the table where the charges, above the annual
            provision rates, related to large title claims including defalcations of $18.2 million,
            $24.6 million and $13.3 million discussed in the first paragraph following the table
            and the amounts related to large title losses of $24.3 million, $32.8 million and $19.2
            million in the second paragraph following the table are included.
        •   You disclose in the second paragraph under the table that 2012, 2011 and 2010
            included $14.9 million, $15.0 million and $26.7 million, respectively, related to
            maintaining a high provisioning rate for title losses due to continued elevated claims
            payment experience. Please reconcile, via explanation, this disclosure to disclosure in
            the same paragraph that your overall loss experience continued to improve relative to

prior year periods and was generally in line with our actuarial expectations, which allowed you to lower the overall loss provision rate effective with policies issued in the third quarter and to your disclosure on page 21 that losses incurred on known claims decreased 12.2% in 2012 as compared to 2011 and decreased 11.3% in 2011 as compared to 2010.

- Explain to us why the known claims liability of $137.9 million at December 31, 2012 increased from the known claims liability of $135.1 million at December 31, 2011 and has decreased only 4.4% from $144.2 million at December 31, 2010 considering your disclosure that your overall loss experience has improved and the decreases in losses on known claims in 2011 and 2012. Include in your response a roll forward of the known claims liability from December 31, 2010 by year through December 31, 2012 in the same format presented in Note 11.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald Abbott, Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant